Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

The following is the full-year results presentation made by AMEC and posted on its website, www.amec.com, on February 13, 2014:

AMEC plc Full-year results 2013 and offer for Foster Wheeler 13 February 2014

2 Forward-looking statements This presentation contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise. IMPORTANT INFORMATION: This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom. In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER. The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Participants in the Solicitation AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler's directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above. Important information

John Connolly, Chairman AMEC plc Full-year results 2013 And offer for Foster Wheeler

2013 highlights Strong safety performance Good operating performance Underlying revenue1 excluding incremental procurement, up 2 per cent Diluted EPS2, up 11 per cent Record order book of £4.1 billion Proposed full year dividend up 15 per cent Binding offer for Foster Wheeler announced this morning 4 1 Excluding impact of currency translation and acquisitions 2 EPS from continuing operations before intangible amortisation and exceptional items Solid performance – in line with expectations

Agenda Financial performance – Ian McHoul, Chief Financial Officer Market and strategy update – Samir Brikho, Chief Executive 5

Ian McHoul, Chief Financial Officer AMEC plc Full-year results 2013 and offer for Foster Wheeler

Changes to reporting in 2013 New organisation structure announced October 2012 2013 results presented under new geographic structure UK Conventional Power UK Conventional Power business closed during 2013 – reclassified as a discontinued operation Rules on pensions accounting changed from January 2013 Reduced net financing income 7 2012 results restated

£ million 2013 20121 Change Revenue 3,974 4,088 -3% EBITA2 343 334 +3% EBITA margin 8.6% 8.2% +40bps Operating cash flow3 341 312 +9% Profit before tax4 332 327 +2% Earnings per share5 87.2p 78.6p +11% Dividend per share 42.0p 36.5p +15% Average number of employees 28,687 28,405 +1% Order book 4.1bn 3.6bn +13% Summary 2012 numbers have been restated as described on the previous slide Before exceptional items but including joint venture EBITA Cash generated from operations before exceptional items, discontinued operations and legacy settlements, pension payments in excess of amounts Good group performance 8 recognised in the income statement and certain foreign exchange movements but including dividends received from joint ventures 4 Before exceptional items but including joint venture profit before tax 5 Diluted for continuing operations, before amortisation and exceptional items

Revenue – by geography 9 Excluding the impacts of currency movements and acquisitions Excluding the impact of a £200 million reduction in incremental procurement activity in Americas as well as the impact of currency movements and acquisitions Underlying revenue excluding incremental procurement +2 per cent Versus 2012 £ million 2013 Headline Underlying (excluding FX and acquisitions)1 Underlying (excl. procurement) 2 Americas 2,247 -10% -10% -2% Europe 1,227 +14% +11% +11% Growth Regions 536 +1% +2% +2% Investment Services 6 Intercompany eliminations (42) 3,974 -3% -3% +2%

Revenue – by market 10 1 Excluding the impacts of currency movements and acquisitions Excluding the impact of incremental procurement activity (£120 million in 2013: £90 million in Oil & Gas; £30 million in Mining, and £320 million in 2012: £250 million in Oil & Gas; £70 million in Mining) as well as the impact of currency movements and acquisitions Environment & Infrastructure market not services. The market comprises of 4 sectors: government services, industrial/commercial, transport/infrastructure and water. All other activities are captured in the other markets Continued strength in Oil & Gas Versus 2012 £ million 2013 Headline Underlying (excl. FX and acquisitions)1 Underlying (Excl. procurement )2 Oil & Gas 1,997 +4% +4% +13% Mining 493 -28% -27% -23% Clean Energy 956 +1% -2% -2% Environment & Infrastructure3 564 - - - Investment Services 6 Intercompany eliminations (42) 3,974 -3% -3% +2%

EBITA margin1 11 1 Before exceptional items but including joint venture EBITA 2 Excluding the impact of £120 million of incremental procurement activity in Americas in 2013, and £320 million in 2012 3 After corporate costs Like for like margins stable at 8.9 per cent 2013 2012 £ million Headline Excl. procurement2 Headline Excl. procurement2 Americas 10.7% 11.3% 9.3% 10.7% Europe 7.6% 7.6% 8.8% 8.8% Growth Regions 6.2% 6.2% 6.1% 6.1% Total 3 8.6% 8.9% 8.2% 8.8%

Americas 1 Full time equivalents/agency staff 12 £ million 2013 2012 Revenue - Oil & Gas 779 916 - Mining 430 543 - Clean Energy 601 572 - Environment & Infrastructure 437 469 Total 2,247 2,500 EBITA 241 233 EBITA margin 10.7% 9.3% Average employees1 14,384 14,828 Order book (£bn) 1.45 1.27 Renewables market remains strong O&G ex– procurement +3%

Americas EBITA development (£m) Revenue growth (%) 1 Year-on-year impact of material acquisitions and disposals 2Year-on-year impact of currency translation Successful project close-outs drive margin -2% -6 +17 -8% 13 -2 - 1 £1,218m £1,154m

Europe 1 Full time equivalents/agency staff Strong North Sea demand 14 £ million 2013 2012 Revenue - Oil & Gas 842 671 - Mining 1 11 - Clean Energy 336 369 - Environment & Infrastructure 48 29 Total 1,227 1,080 EBITA 93 95 EBITA margin 7.6% 8.8% Average employees1 10,583 10,473 Order book (£bn) 1.73 1.57

Europe EBITA development (£m) Revenue growth (%) 1 Year-on-year impact of material acquisitions and disposals 2 Year-on-year impact of currency translation Margin improvement expected in 2014 +3% 11% +10 -17 15 +5

1 Full time equivalents/agency staff Strength in Middle East; Australia weak 16 £ million 2013 2012 Revenue - Oil & Gas 376 331 - Mining 62 128 - Clean Energy 19 4 - Environment & Infrastructure 79 68 Total 536 531 EBITA 33 32 EBITA margin 6.2% 6.1% Average employees1 3,476 2,874 Order book (£bn) 0.92 0.78 Growth Regions

Growth Regions EBITA development (£m) Revenue growth (%) 1 Year-on-year impact of material acquisitions and disposals 2 Year-on-year impact of currency translation Margin stability +1% -2% +1 +1 17 -1 +2%

£ million 2013 2012 restated1 2012 reported Pensions Return on assets 73 72 85 Interest on liabilities (72) (75) (76) 1 (3) 9 Bank interest (2) 2 2 Other (1) - - Income statement (2) (1) 11 Joint ventures (9) (6) (6) (11) (7) 5 Interest 1 IAS 19 (pensions accounting) changed from January 2013. Return on pension assets to be based on the discount rate (ie AA corporate bond yields) irrespective of the actual asset class New pensions standard hits interest by £(12)m 18

Tax 1 Weighted average geographic rate 2 For continuing businesses before amortisation and exceptional items and including JV tax Sustainable rate in the low mid-20s 19 £ million 2013 2012 Underlying rate1 30% 29% P&L charge2 21.9% 22.5% Cash paid £52m £29m Charge reducing over the last five years Cash payments normalising

20 Amortisation and exceptional items £ million 2013 2012 Continuing operations Amortisation1 (47) (44) Exceptional items (pre-tax)2 (25) (24) (72) (68) Tax on amortisation and exceptional charges 14 21 Withholding tax on cash repatriation3 (16) - (74) (47) Discontinued operations Exceptional items4 - 5 (74) (42) Amortisation of intangible assets Transaction costs, restructuring costs and adjustments to existing provisions in respect of prior year business closures Provision for potential withholding tax payable on cash repatriation from overseas subsidiaries to AMEC plc Adjustments to existing provisions in respect of prior year business disposals

£ million 2013 2012 EBITA 343 334 JV EBITA (28) (23) JV dividends received 8 11 Non-cash items1 25 28 Working capital (7) (38) Operating cashflow2 341 312 Cash conversion 99% 93% 21 Operating cash flow 1 Depreciation, share based payments and profit on disposal of PPE. 2 Compared with “cash generated from operations” per the statutory format cash flow, operating cash flow excludes exceptional items, discontinued operations and legacy settlements of £(35) million (2012: £(19) million), the difference between pension payments and amounts recognised in the income statement £nil (2012: £(5) million) and certain foreign exchange movements £(6)million (2012: £(6) million), but includes dividends received from joint ventures £8 million (2012: £11 million). Strong cash management £m

Our approach to growth and returns 22 Focused on creating shareholder value Cash generation Investment Revenue growth EBITA growth Dividend Progressive dividend Cover 2-2.5x Surplus cash Additional returns to shareholders Leverage Up to 2x EBITDA

Cash flow Businesses, joint ventures and fixed assets Payments relating to exceptional items 3 Legacy settlements and discontinued items £(14) million (2012: £(8) million), the difference between pension payments and amounts recognised in the income statement £nil (2012: £(5) million), payments on maturity of net investment hedges £(3) million (2012:£(7) million and certain foreign exchange movements £(6) million (2012: £(6) million) 23 £ million 2013 2012 Operating cash flow 341 312 Acquisitions and disposals1 (53) (206) Interest and tax (54) (30) Dividends (108) (98) Share purchases (net) (40) (355) Exceptional items2 (21) (11) Other3 (23) (26) Net cash flow 42 (414) Opening cash 99 521 Exchange movement on opening cash (20) (8) Closing cash 121 99

Outlook 24 Long term fundamentals positive 2014 revenue – good underlying growth expected 2014 margin – risk on the downside due to mix Stronger sterling will affect translation of North American operations Currently more than £10 million impact on EBITA Continued strong cash conversion – weighted to H2 Financial flexibility

Samir Brikho, Chief Executive AMEC plc Full-year results 2013 and offer for Foster Wheeler

AMEC today We are customer focused Our employees are talented people Focused on creating shareholder value Source: AMEC ordinary dividends and buybacks 2007-13 total £956 million, plus £85 million from proposed 2013 final dividend. We are highly cash generative more than £1 billion returned to shareholders We sell our expertise globally 26 We operate in 4 growth markets We have a low-risk contracting model

AMEC today - markets update 27 Americas O&G: on-shore growing, clarity on exports needed Mining: weak E&I: stable O&G: building in GoM, establish onshore Oil sands: Kearl work winding down Mining: developing underground position CE: renewables strong E&I: increasing contract size helping growth Growth Regions O&G: weak in Australia, growth in ME Mining: weak O&G: Middle East & Caspian strong Mining: improved presence Europe O&G: UK North Sea production stabilising CE: awaiting regulatory clarity for new nuclear O&G: brownfield and opex remain high CE: reactor support drives near-term nuclear – with new build potential upside Market AMEC position Market AMEC position Market AMEC position

Offer for Foster Wheeler Key benefits Significantly enhances oil & gas position and improves geographic footprint Brings together two highly-skilled workforces Retention of low-risk and cash generative business model Financially attractive Significant cost and tax synergies Expected to be double-digit EPS enhancing within 12 months and exceed cost of capital within 24 months of completion Compelling combination for shareholders, customers and employees 28

Offer for Foster Wheeler Headline terms For each Foster Wheeler share: 0.8998 new AMEC shares/ADRs and $16.00 in cash Represents c.$3.3 billion for whole of Foster Wheeler(1) Two Foster Wheeler non-executive directors are expected to join AMEC board on completion Financing AMEC to issue c.90 million new shares: Foster Wheeler shareholders will have 23 per cent of enlarged company Cash element from existing cash and new debt: pro forma net debt to trailing EBITDA of c.1.6x(2) Sources: 1) 99.9 million diluted shares plus awards over 1.2m FW shares expected to be rolled over into AMEC awards 2) AMEC estimate 29 Compelling combination for shareholders, customers and employees

Strategic rationale for the acquisition

Strong brand and international footprint	✓	Complements AMEC's footprint Doubles size of Growth Regions and expands LatAM exposure
Highly skilled workforce	✓	Similar to AMEC's skill set
Engineering and project management company	✓	Similar to AMEC's skill set
Mid and downstream oil & gas focus	✓	Complements AMEC's upstream focus
Strong customer relationships	✓	Complements AMEC's IOC customers Adds new NOC customers Opportunities to cross sell
Predominantly cost-plus business model	✓	Same as AMEC Access to technology and know-how Low-risk, high-value service model
Asset light E&C business model	✓	Same as AMEC Access to technology and know-how Low-risk, high-value service model
Specialised power equipment business	✓	Leverages Growth Regions position Robust and profitable business World-leading CFB technology

CFB stands for Circulating Fluidised Bed

30

Enhanced opportunities with Foster Wheeler 31 Americas Immediate scale in onshore Access gas monetisation Brownfield/environmental services downstream Enhanced cost+ EPC capabilities Growth Regions Immediate scale benefit Enhanced NOC access Broader service offering Leverage Power Equipment customer base Europe Enhanced workshare, better use of HVDCs Centre of excellence for engineering Strengthened sales network, new customers

Cost synergies 32 Identified cost synergies of at least US$75 million per annum Full annualised run-rate by year three Approximate cost of $75-90 million to achieve Predominantly removal of duplicated corporate overhead and SG&A costs Tax synergies Meaningful benefits of utilising tax losses more efficiently Full benefit expected by third year

Pro forma financials IFRS reconciliation of FW’s 2012 numbers No significant impact to revenues or continuing operations EBITDA Combined order book of more than £6 billion IFRS asbestos pre-tax liability of c.£300 million Foster Wheeler Q4/FY13 results due for release on 27 February 33 Source: Unaudited IFRS reconciliation of FW 2012 numbers and AMEC 2012 numbers as restated, using £1: $1.59 PF 2012 Revenues £6.2bn PF 2012 EBITA £495m

Anticipated timetable Q1 Announce firm offer (13 February 2014) Progress AMEC’s US registration and listing AMEC makes anti-trust filings Q2 AMEC shareholder documents published and shareholder meetings Offer document posted to FW shareholders H2 Anticipated completion 34 Targeting close in H2

AMEC + Foster Wheeler: a compelling combination Enhances oil and gas position across the whole value chain: on and offshore Expands geographic footprint Brings together two highly-skilled workforces Retains low-risk, cash generative, business model Financially attractive P P P P Accelerates AMEC’s growth strategy P 35

Summary Good performance during 2013 - largely as expected Proposed dividend up 15 per cent Positive outlook – good underlying revenue growth expected in 2014 Foster Wheeler acquisition will accelerate our growth strategy, while retaining our low-risk business model 36 Well positioned to deliver 2015 and beyond

AMEC plc Full-year results 2013 and offer for Foster Wheeler Supplementary information

38 Appendix Safety statistics Total recordable case frequency rate (per 200,000 exposure hours) Lost time incident frequency rate (per 200,000 exposure hours) All injury frequency rate (per 200,000 exposure hours)

39 2014F1 2013 2012 13/12 14/13 Income statement Cdn $ 1.79 1.62 1.59 +2% +10% US $ 1.60 1.57 1.59 -1% +2% Balance sheet Cdn $ 1.76 1.62 +9% US $ 1.66 1.63 +2% Appendix £ versus North American currencies 1 Forecast average rates, as reported by Reuters on 5 February 2014

40 Appendix Profit reconciliation £ million Per consol income statement Joint ventures2 Per presentation Americas 241 Europe 93 Growth Regions 33 Investments Services 11 Corporate costs (35) Profit before net financing expense 315 28 343 Net financing expense (2) (9) (11) Share of joint ventures 14 1 (14) - Profit before tax 327 5 332 Income tax (67) (5) (72) Profit after tax 260 - 260 1. Share of joint venture results shown after tax in the consolidated income statement (under IFRS 11) 2. Joint venture results disaggregated in the presentation

41 £ billion Dec 13 Dec 12 Americas 1.45 1.27 Europe 1.73 1.57 Growth Regions 0.92 0.78 4.10 3.62 Appendix Order book

42 Appendix Tax rate1 £ million Group companies JVs Total EBITA per presentation 315 28 343 Net financing income (2) (9) (11) 313 19 332 Tax (67) (5) (72) PAT per consolidated 246 14 260 Tax rate 21.6% 27.5% 21.9% 1 Before amortisation and exceptional items

Appendix Pension schemes – funding1 A well funded pension position 1 IAS19 (R) valuation 43 £ million Dec 2013 Gross assets Dec 2013 Surplus/(deficit) Dec 2012 Surplus /(deficit) UK schemes 1,676 102 86 Other schemes 107 (62) (93) 1,783 40 (7)

Profit impact: £ million 2013 FY Restated 2012 Reported Difference Current service cost (EBITA) (33) (29) (28) (1) Net financing income - Return on assets 73 72 85 (13) - Interest on liabilities (72) (75) (76) 1 Income statement pre-tax 1 (32) (3) (32) 9 (19) (12) (13) Appendix Pension accounting – changes to IAS 19 2012 EPS dilution of 2.5 pence (3%) 44 Return on pension assets to be based on the discount rate (ie AA corporate bond yields) irrespective of the actual asset class Effective 1 January 2013

45 Appendix Restatement of 2012 results - income statement The results as originally presented for 2012 have been restated for the impact of the new pensions standard and to present the UK Conventional Power business as a discontinued operation. £ million As originally IAS 19 Discontinued As reported pensions operations restated Revenue 4,158 - (70) 4,088 Cost of sales (3,625) (1) 70 (3,556) Gross profit 533 (1) - 532 Admin expenses (225) - 4 (221) Profit before net financing costs 308 (1) 4 311 Net financing costs 11 (12) - (1) Share of post tax results of joint ventures 12 - - 12 Profit before tax 331 (13) 4 322 Income tax (72) 5 (1) (68) Profit for the year for continuing operations 259 (8) 3 254 Loss for the year for discontinued operations - - (3) (3) Profit for the year 259 (8) - 251 Operating cash flow 309 - 3 312 Adjusted diluted EPS 80.4p (2.5)p 0.7p 78.6p

46 Appendix Restatement of 2012 results - profit reconciliation £ million Per consol income statement1 Joint ventures2 Per 2012 presentation Restatement 2012 as restated in 2013 presentation Americas 233 - 233 Europe 91 4 95 Growth Regions 32 - 32 Investments Services 8 (1) 7 Corporate costs (33) - (33) Profit before net financing expense 308 23 331 3 334 Net financing income 11 (6) 5 (12) (7) Share of joint ventures 12 2 (12) - - - Profit before tax 331 5 336 (9) 327 Income tax (72) (5) (77) 4 (73) Profit after tax 259 - 259 (5) 254 As originally presented in 2012 Joint venture results disaggregated in the presentation but shown after tax in the consolidated income statement (under IFRS 11)

Appendix Overview of Foster Wheeler – key financials $ million 9m to Sep-13 FY 2012 Scope revenue 1,892 2,548 Total revenue 2,455 3,391 EBITDA (2) 213 306 Margin 8.7% 9.0% ‘Scope margin’ (ex flow-through) 11.3% 12.0% $ million Sep-13 FY 2012 Total equity 752 757 of which un-restricted cash 497 582 Total debt 131 138 Net US asbestos liability (3) 134 139 Key income statement items (1) Key balance sheet items Backlog (4) $ million Sep-13 FY 2012 E&C 2,919 2,197 Power Equipment 584 754 Total 3,503 2,950 By division By contract type By geography $ million Sep-13 FY 2012 Lump-sum turnkey 19 71 Other fixed-price 1,077 1,328 Reimbursable 2,407 1,552 $ million Sep-13 FY 2012 Americas 1,586 848 Europe 389 377 Growth Regions 1,528 1,725 Source: Foster Wheeler 30 September 2013 Form 10-Q press release and Fact Book, Backlog converted into AMEC regional analysis Continuing operations Before asbestos provision of $30m for FY12 and $10m benefit for 9M13 US asbestos-related liability less asbestos-related insurance recovery receivable excluding ‘flow-through’ procurement

Appendix Foster Wheeler E&C business: overview Engineering and project management services focus Front-end design (FEED); engineering, procurement, construction (EPC); and project management services for the following key sectors: Upstream oil and gas (mostly onshore) Midstream, including LNG liquefaction, gas-to-liquids, carbon capture/sequestration Oil refining, including delayed coking and fired heaters Chemicals and petrochemicals Pharmaceuticals/ biotechnology Mining and metals Major engineering centres: United Kingdom, Italy, United States, Singapore, Thailand, China, India, France, Spain, South Africa c. 10,000 employees Predominantly cost plus business model Source: Foster Wheeler 30 September 2013 Form 10-Q, Foster Wheeler 31 December 2012 Form 10-K, Foster Wheeler Website (1) Revenue and EBITDA from continuing operations, EBITDA pre Group costs E&C key financial metrics(1) $ million 9m to Sep-13 FY 2012 Scope revenue 1,309 1,586 Total revenue 1,866 2,419 EBITDA 157 192 Margins 8.4% 7.9% ‘Scope margins’ (ex flow-through) 12.0% 12.1% Selected customers

Appendix
Foster Wheeler power equipment: overview

- **Designs, manufactures and installs power generation equipment**
  - Deep history and experience, with leading positions across a number of products
  - World leading supplier of advanced industrial and utility steam generators to handle difficult-to-burn fuels and meet stringent environmental requirements
  - Circulating fluidised-bed (CFB) steam generators up to 800MW
  - Flue gas cleaning systems for NOx, SOx and particulate reduction
- Wide range of aftermarket products and services
- Major engineering centres: United States, China, Finland, Spain, Poland
- Fabrication facilities: China, Poland, Spain and Thailand
- c. 3,000 employees
- Mainly fixed price design and supply business model

Power equipment key financial metrics(1)

$ million	9m to Sep-13	FY 2012
Scope Revenue	583	962
Total Revenue	590	972
EBITDA	116	205
Margins	19.6%	21.1%

Current/recent projects

Samcheok Green Power Plant, S Korea

HIDRO-GEN power project, Turkey

Seagull Cogen project, S Korea

Waste-to-energy and biomass power projects, S Korea

Build-own-operate (BOO) projects:

Martinez, CA: Cogeneration

Minneapolis, MN: District heating

Concepcion, Chile: Cogeneration

Source: Foster Wheeler 30 September 2013 Form 10-Q, Foster Wheeler 31 December 2012 Form 10-K, Foster Wheeler Website

(1) Revenue and EBITDA from continuing operations, EBITDA pre Group costs

Appendix Enhanced O&G competitive positioning 50 Source: Corporate websites. Analysis is indicative and is not intended to represent the entirety of the market Strong position Limited position No material position